SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT 1934 1


                             SEL-LEB MARKETING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   816082 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 15, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-(d)




------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan Gelband
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

     U.S.A.
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           134,400 Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         134,400
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          134,400 Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [X]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.94%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


                                  SCHEDULE 13G
                                  ------------

ITEM 1(A).     NAME OF ISSUER:
               --------------

               SEL-LEB MARKETING, INC.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------

               495 River Street, Patterson, New Jersey  07524

ITEM 2(A).     NAME OF PERSON FILING:
               ---------------------

               Alan Gelband ("Gelband")

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               ------------------------------------

               575 Madison Avenue, 7th Floor, New York, New York  10022

ITEM 2(C).     CITIZENSHIP:
               -----------

               U.S.A.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               ----------------------------

               Common Stock

ITEM 2(E).     CUSIP NUMBER:
               ------------

               816082 30 9

ITEM 3.        TYPE OF REPORTING PERSON:
               ------------------------

               (a) - (j) :    Not Applicable

               This statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.        OWNERSHIP:
               ---------

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned: 134,400 shares.*
                                               --------------

               (b)  Percent of class: 5.94%.
                                      -----

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or direct the vote 134,400 shares.
                                                               --------------

                    (ii) Shared power to vote or direct the vote 0 shares.
                                                                 --------

                   (iii) Sole power to dispose or direct the disposition of
                         134,400 shares.
                         --------------


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


                   (iv) Shared power to dispose or direct the disposition of 0 shares.
                         --------

          * Includes shares of Common Stock beneficially owned (i) by Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust of which Gelband is a trustee and the sole beneficiary and has sole dispositive and voting power with respect to its securities, (ii) as custodian for his minor children and (iii) by a foundation over which Gelband has sole dispositive and voting power with respect to its securities.

          The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on 2,261,018 shares of Common Stock outstanding on June 15, 2001 as reported in SEL-LEB MARKETING, INC.'s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001.

ITEM 5.        OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.
               -----------------------------------------

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               ---------------------------------------------------------------

               Certain persons have the right to receive dividends from, or the proceeds from the sale of, a portion of the shares of Common Stock of which Gelband is deemed to be the beneficial owner.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ---------------------------------------------------------
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
               -----------------------------------------------------
               HOLDING COMPANY OR CONTROL PERSON.
               ---------------------------------

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               ---------------------------------------------------------

               Not Applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP.
               ------------------------------

               Not Applicable.

ITEM 10.       CERTIFICATION.
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2001
                                                    /s/ Alan Gelband
                                             ---------------------------------
                                                       Alan Gelband


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